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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          -----------------------------

                                SCHEDULE 14D-1/A
                                (FINAL AMENDMENT)

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       AND

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          -----------------------------

                             BDM INTERNATIONAL, INC.
                            (Name of Subject Company)

                            SYSTEMS ACQUISITION INC.
                          A WHOLLY OWNED SUBSIDIARY OF

                                    TRW INC.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   05537W-20-9
                      (Cusip Number of Class of Securities)

                            WILLIAM B. LAWRENCE, ESQ.
             EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                    TRW INC.
                               1900 RICHMOND ROAD
                              CLEVELAND, OHIO 44124
                            TELEPHONE: (216) 291-7230
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidders)

                                    COPY TO:
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 326-3939
                       ATTENTION: ROBERT A. PROFUSEK, ESQ.

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

CUSIP NO. 05537W-20-9      14D-1/A AND 13D
  1)          Names of Reporting Persons; S.S. or I.R.S. Identification Nos. of Above Persons
              TRW Inc. ("Parent")
              I.R.S. No. 34-0575430

  2)          Check the Appropriate Box if a Member of a Group
              (a)  [   X   ]
              (b)  [       ]

  3)          SEC USE ONLY

  4)          Source of Funds
              WC, BK, OO

  5)          Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(e) or 2(f)      [     ]

  6)          Citizenship or Place of Organization
              Ohio

  7)          Aggregate Amount Beneficially Owned by Each Reporting Person
              29,123,947.229

  8)          Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares [      ]

  9)          Percent of Class Represented by Amount in Row (7)
              97.94% ** of the Shares issued and outstanding as of December 24, 1997.

 10)          Type of Reporting Person
              CO, GM

** Reflects ownership of the shares of Common Stock of BDM International, Inc. ("BDM") tendered pursuant to the tender offer, but prior to the merger of Purchaser with and into BDM. After completion of the merger, TRW Inc. owned 100% of the outstanding shares of Common Stock of BDM.




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

CUSIP NO. 05537W-20-9      14D-1/A AND 13D
  1)          Names of Reporting Persons; S.S. or I.R.S. Identification Nos. of Above Persons
              Systems Acquisition Inc. ("Purchaser")
              I.R.S. No. 34-1851279

  2)          Check the Appropriate Box if a Member of a Group
              (a)  [   X   ]
              (b)  [       ]

  3)          SEC USE ONLY

  4)          Source of Funds
              WC, AF

  5)          Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(e) or 2(f)      [     ]

  6)          Citizenship or Place of Organization
              Delaware

  7)          Aggregate Amount Beneficially Owned by Each Reporting Person
              29,123,947.229

  8)          Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares [      ]

  9)          Percent of Class Represented by Amount in Row (7)
              97.94% ** of the Shares issued and outstanding as of December 24, 1997.

 10)          Type of Reporting Person
              CO, GM

** Reflects ownership of the shares of Common Stock of BDM International, Inc. ("BDM") tendered pursuant to the tender offer, but prior to the merger of Purchaser with and into BDM. After completion of the merger, TRW Inc. owned 100% of the outstanding shares of Common Stock of BDM.






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         This Final Amendment amends and supplements the Tender Offer Statement on Schedule 14D-1 initially filed on November 26, 1997 (as amended, the "Schedule 14D-1") by TRW Inc., an Ohio corporation ("Parent"), and its wholly owned subsidiary, Systems Acquisition Inc., a Delaware corporation ("Purchaser"), with the Securities and Exchange Commission (the "Commission") in respect of the tender offer by the Purchaser for all the outstanding shares of Common Stock ("Shares") of BDM International, Inc., a Delaware corporation ("Company"), at a purchase price of $29.50 per Share, net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 26, 1997, and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended from time to time, constitute the "Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the
Schedule 14D-1.


Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

           Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:

           On December 26, 1997, Parent requested that the Shares no longer be quoted on Nasdaq. On December 29, 1997, Parent filed a Form 15 with the Commission to commence the procedure to terminate the registration of the Shares and the Company's reporting obligations under the Exchange Act.

           The information provided in this Final Amendment under Item 6 is incorporated herein by reference.

Item 6.    Interest in Securities of the Subject Company.

           Item 6 is hereby amended and supplemented by adding thereto the following:

            At 12:00 Midnight, New York City time, on December 24, 1997, the Offer expired. Based on information provided by the Depositary, approximately 29,123,947 Shares were tendered pursuant to the Offer, of which 165,042
Shares were tendered pursuant to notices of guaranteed delivery. Following the expiration of the Offer, Purchaser accepted for payment all Shares validly tendered and not properly withdrawn prior to the expiration of the Offer. The acceptance of such tendered Shares resulted in the Purchaser owning approximately 97.94% of the outstanding Shares. The text of the press release issued by Parent with respect to the expiration of the Offer and Purchaser's acceptance of the Shares tendered is attached as Exhibit (a)(11) and is incorporated herein by reference.

           At 8:30 a.m., New York City time, on December 29, 1997, Purchaser was merged with and into the Company.

Item 11.   Material to be Filed as Exhibits.

           (a)(11) Text of Press Release issued by Parent dated December 26,
1997.



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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       TRW INC. (Parent)




                                       By    /s/ WILLIAM B. LAWRENCE
                                         ---------------------------------------
                                             William B. Lawrence
                                             Executive Vice President, General
                                             Counsel and Secretary

                                       SYSTEMS ACQUISITION INC. (Purchaser)




                                       By    /s/ KATHLEEN A. WEIGAND
                                         ---------------------------------------
                                             Kathleen A. Weigand
                                             Vice President and Secretary
Date:  December 29, 1997


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